

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2019

Glenn A. Votek
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue Of The Americas
New York, New York 10036

> **Re: Annaly Capital Management, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed February 15, 2019**
> **File No. 001-13447**

Dear Mr. Votek:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities